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                             SEL-LEB MARKETING, INC.

                                495 River Street
                           Paterson, New Jersey 07524

                                                                  July 20, 1999

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:  Sel-Leb Marketing, Inc. (the "Company")
                       Post-Effective Amendment on Form S-3
                       to Registration Statement on Form SB-2
                       (Registration No. 33-88134)
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Ladies and Gentlemen:

                  Reference is hereby made to the above-referenced Post-Effective Amendment No. 5 on Form S-3 to the Company's Registration Statement on Form SB-2 (Registration No. 33-88134) (the "Registration Statement"). The Registration Statement was filed by the Company with the Commission on July 1, 1999 for purposes of registering under the Securities Act of 1933, as amended, the issuance by the Company of up to 677,785 shares (the "Shares") of common stock, par value $.01 per share, of the Company upon exercise of the Company's publicly-traded Redeemable Common Stock Purchase Warrants (the "Warrants").

                  As described in the Registration Statement, the Warrants, by their terms, expired on July 12, 1999. Accordingly, since the Warrants have expired and there is no longer any need to register the Shares, the Company hereby requests that the Registration Statement be withdrawn.

                  Please call Judith L. Gelfond, Esq. of Tenzer Greenblatt LLP, counsel to the Registrant, at (212) 885-5000

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if you have any questions regarding this matter.

                                            Very truly yours,

                                            SEL-LEB MARKETING, INC.

                                            By: /s/ JAN S. MIRSKY
                                                -------------------------------
                                                Jan S. Mirsky
                                                Executive Vice President -
                                                    Finance

cc: Jeffrey Riedler,
      Assistant Director (via facsimile)
    Carol M. McGee (via facsimile)